UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended June 30, 2002

(  ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________________to________________________

                         Commission file number 0-13232

                         JUNIATA VALLEY FINANCIAL CORP.
                          EMPLOYEE STOCK PURCHASE PLAN
                            (full title of the plan)

                         JUNIATA VALLEY FINANCIAL CORP.
                                   P O BOX 66
                         Mifflintown, Pennsylvania 17059
         (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

        Registrant's telephone number including area code (717) 436-8211

      Notice and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                 Linda L. Engle, Executive Vice President & CFO
                               Juniata Valley Bank
                                   P O Box 66
                         Mifflintown, Pennsylvania 17059
                                 (717) 436-8211
                          INDEPENDENT AUDITOR'S REPORT


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To the Plan Administrator
Juniata Valley Financial Corp.
  Employee Stock Purchase Plan
Mifflintown, Pennsylvania


     We have audited the accompanying statements of net assets available for benefits of the Juniata Valley Financial Corp. Employee Stock Purchase Plan as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Juniata Valley Financial Corp. Employee Stock Purchase Plan as of June 30, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Harrisburg, Pennsylvania
September 17, 2002


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JUNIATA VALLEY FINANCIAL CORP.
EMPLOYEE STOCK PURCHASE PLAN
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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                 JUNE 30,
                                                                 --------
                                                            2002          2001
                                                            ----          ----
ASSETS

   Cash and cash equivalents                                $ --           $ --
   Investment in Juniata Valley Financial Corp.
      common stock                                            --             --
                                                            ----           ----

      NET ASSETS AVAILABLE FOR BENEFITS                     $ --           $ --
                                                            ====           ====



See notes to financial statements.
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                                    2              Beard Miller Company LLP
                                                   Certified Public Accountants
                                                     and Consultants


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JUNIATA VALLEY FINANCIAL CORP.
EMPLOYEE STOCK PURCHASE PLAN
------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                         YEARS ENDED JUNE 30,
                                                         --------------------
                                                           2002         2001
                                                           ----         ----
INTEREST INCOME                                         $    271      $     384
                                                        --------      ---------

EMPLOYEE CONTRIBUTIONS                                    60,807         40,202
                                                        --------      ---------

DISTRIBUTIONS TO PARTICIPANTS                             (6,158)        (8,606)
                                                        --------      ---------

DISTRIBUTION OF SHARES OF COMMON STOCK OF JUNIATA                              )
   VALLEY FINANCIAL CORP. TO PARTICIPANTS (2002
   2,296 SHARES AT $23.92 PER SHARE; 2001 1,500
   SHARES AT $21.32 PER SHARE)                           (54,920)       (31,980)
                                                        --------      ---------

      NET CHANGE                                              --             --

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR         --             --
                                                        --------      ---------

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR         $     --      $      --
                                                        ========      =========




See notes to financial statements.
------------------------------------------------------------------------------
                                    3              Beard Miller Company LLP
                                                   Certified Public Accountants
                                                     and Consultants

JUNIATA VALLEY FINANCIAL CORP.
EMPLOYEE STOCK PURCHASE PLAN
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

          The Corporation established the Employee Stock Purchase Plan (Plan) effective as of July 1, 1996. The purpose of the Plan is to provide employees of the Juniata Valley Bank (Bank) the opportunity to purchase stock of Juniata Valley Financial Corp. (Corporation) and to acquire a proprietary interest in the Corporation. Under the Plan, each eligible employee is granted options to purchase stock during successive yearly offerings. The Plan is administered by a Committee appointed by the Board of Directors.

          Employees of the Bank are eligible to participate in the Plan after ninety days of service and must be employed at the Bank as of the stock issuance date in order to purchase the stock. Enrollment occurs on July 1 of each plan year.

          Eligible employees, upon enrollment, choose to have payroll deductions at rates from 2% to 10% of their compensation. The payroll deductions are deposited into restricted individual savings accounts, which earn interest computed at the regular statement savings account rate of the Bank. Voluntary cash contributions are also permitted by the Plan, provided that the total amount available to purchase stock per participant does not exceed $25,000. Contributions cease as of the termination date of each plan year (May 15).

          When a participant terminates employment at the Bank, their participation in the Plan will automatically terminate. The participant will not be entitled to purchase any shares through the Plan and the amount of contributions made to the Plan will be returned to the participant. Should the termination of the employee occur because of the employee's death, the beneficiary may elect to withdraw the contributions or to exercise the participant's option for the purchase of the stock on the next termination date (May 15 of each year). Voluntary withdrawals of the participant's entire balance are permitted, as approved by the Chief Financial Officer of the Corporation.

          The Plan permits participants to acquire stock of the Corporation at an option price of between 85% and 100% of the fair market value of the stock. The discount approved by the Board of Directors was 8% for the plan years ended June 30, 2002 and 2001. This resulted in a purchase price of $23.92 and $21.32 per share for the years ended June 30, 2002 and 2001, respectively, based upon the fair market value as of the commencement date of the offering (July 1).

          The stock may be purchased directly from the Corporation, either through authorized but unissued stock or stock held in the treasury of the Corporation, or on the open market, or by a combination. The Plan purchased 2,296 shares and 1,500 shares of stock for the years ended June 30, 2002 and 2001, respectively, which were issued to the participants of the Plan. Fractional shares are not distributed, therefore, excess cash in each participant's account is returned to the participant.

          The Corporation may terminate or amend the Plan at any time.

          Additional information about the Plan agreement can be obtained from the Chief Financial Officer of the Corporation.

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                                    4              Beard Miller Company LLP
                                                   Certified Public Accountants
                                                     and Consultants

JUNIATA VALLEY FINANCIAL CORP.
EMPLOYEE STOCK PURCHASE PLAN
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

          A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

          BASIS OF ACCOUNTING

               The accompanying financial statements have been prepared on the accrual basis of accounting.

          ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3 - ADMINISTRATIVE EXPENSES

          Fees for legal, accounting and other services are paid by the Corporation and are based upon customary and reasonable rates for such services.

NOTE 4 - INCOME TAX STATUS

          The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements under
     Section 423 of the Internal Revenue Code of 1986, as amended. Therefore, the Plan Administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

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                                    5              Beard Miller Company LLP
                                                   Certified Public Accountants
                                                     and Consultants


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) undersigned hereunto duly authorized.



                                          JUNIATA VALLEY FINANCIAL CORP.
                                          EMPLOYEE STOCK PURCHASE PLAN


Date:                                     By:
     -------------------------
                                             ----------------------------------
                                             /s/ Francis J. Evanitsky
                                             President and CEO